UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 9. Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(B) Email to employees distributed on June 8, 2016.